Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-3) and related Prospectus of FedNat Holding Company for the registration of $150,000,000 of shares of its common stock, preferred stock, debt securities, and warrants or units and to the incorporation by reference therein of our report dated March 13, 2018, with respect to the consolidated financial statements and schedules of FedNat Holding Company, and the effectiveness of internal control over financial reporting of FedNat Holding Company, included in its Annual Report (Form 10-K) for the year ended December 31, 2017, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP